Exhibit 12.1
Ratio of Earnings to Fixed Charges
(In thousands, except Ratio of Earnings to Fixed Charges)

Successor
Three Months
Ended March 31,
2017
Earnings (Loss)
Loss before provision for income taxes and minority interest	$ (36,499)
Fixed charges	18,998
Minority interest in pre-tax income of subsidiaries with no fixed charges	0
Loss as adjusted	$ (17,501)

Fixed Charges
Interest expense	$ 18,899
Portion of rental expense representative of the interest factor	100
Total fixed charges	$ 18,998

Ratio of earnings to fixed charges (a)	-

(a) For the three months ended March 31, 2017 earnings were not sufficient to cover fixed charges by approximately $36.5 million.